Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Media & Analysts Contact:

Stew Chalmers

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

stew@positio.com

FOR IMMEDIATE RELEASE

Cimetrix Announces Second Quarter Financial Results

SALT LAKE CITY, UT — August 14, 2008 — Cimetrix, Incorporated (OTC: CMXX), a leading provider of factory automation and tool control software and solutions for the global semiconductor and electronics industries, reported today financial results for its second quarter ended June 30, 2008.

Total revenues for the second quarter decreased 39% year-over-year to $995,000 from $1,621,000.  The revenue mix included $700,000 in software sales and $295,000 in professional services.  Total software revenues decreased 9% year-over-year.  Services revenues, however, decreased 65% as many customers delayed spending plans on new projects until market conditions improve.

The Company reported a net loss of $440,000, or $0.01 per basic and diluted share, in the second quarter, compared to a net loss of $221,000, or $0.00 per basic and diluted share in the second quarter of 2008.

“As reported earlier, we had a number of budgeted projects with new customers scheduled to start earlier in the year that were delayed due to industry and economic conditions. This caused a significant decrease in revenues associated with professional services for the second quarter,” said Bob Reback, President and CEO. “In April, we made appropriate adjustments to bring our cost structure in-line with anticipated lower quarterly revenues.  These modifications allowed us to generate positive cash from operations during the second quarter.”

Six Month Results

Six-month revenue decreased 26% to $2,350,000 from $3,177,000 in the same period last year.  Software revenues increased slightly to $1,689,000 from $1,660,000, while services revenues declined to $661,000 from $1,517,000.  Total operating costs and expenses decreased 14% to $3,108,000 from $3,597,000.  Cimetrix reported a net loss of $819,000, or $0.03 per basic and diluted share, versus a net loss of $453,000, or $0.01 per basic and diluted share, in the same period last year.  Included in the net loss was $108,000 in non-cash depreciation and amortization, $229,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $62,000 in interest expense.

Highlights

•      Increase in Software Revenues.  In spite of the severe year-over-year decline in semiconductor capital equipment expenditures, Cimetrix’s software revenues for the first six months were up year-over-year.  This was attributable to the growing base of equipment suppliers using Cimetrix products.

•      Successful delivery of CIMControlFramework™.  Cimetrix announced the availability of a new and innovative next generation tool control solution, CIMControlFramework, which is the result of a joint development project with Axcelis Technologies.  Axcelis will ship its new Integra RS tool with CIMControlFramework in the third quarter.

•      First shipments to Photovoltaic market.  The photovoltaic market continues to grow, attempting to harness solar power into cost-effective alternative energy.  The related processes contain silicon or thin film based substrates similar to semiconductor manufacturing.  Over a year ago, Cimetrix began investigating the applicability of its products to the photovoltaic market and has taken an active role in the connectivity standards meetings. This quarter, the Company is pleased to announce the implementation and use of its connectivity products by a customer in this new market.

About Cimetrix Incorporated

Cimetrix designs, develops, markets, and supports factory automation and tool control software for the global semiconductor and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM 300 and EDA standards.  The Company’s products can be found on virtually every tool type in nearly every 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include, CIMControlFramework, CIMConnect™, CIM300™, CIMPortal and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company’s senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to reductions or delays in capital expenditures by semiconductor chip manufacturers, the economic climate in the markets in which the Company’s products are sold, the ability of the Company to control its costs associated with providing products and services, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Statements of Operations

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues:
New software licenses	$455,000	$504,000	$1,146,000	$1,110,000
Software license updates and product support	245,000	266,000	543,000	550,000
Total software revenues	700,000	770,000	1,689,000	1,660,000
Professional services	295,000	851,000	661,000	1,517,000

Total revenues	995,000	1,621,000	2,350,000	3,177,000

Operating costs and expenses:
Cost of revenues	437,000	752,000	1,057,000	1,432,000
Sales and marketing	269,000	298,000	583,000	588,000
Research and development	230,000	249,000	482,000	506,000
General and administrative	403,000	411,000	878,000	845,000
Depreciation and amortization	54,000	113,000	108,000	226,000

Total operating costs and expenses	1,393,000	1,823,000	3,108,000	3,597,000

Loss from operations	(398,000)	(202,000)	(758,000)	(420,000)

Other income (expense):
Interest and other income	—	3,000	1,000	7,000
Interest expense	(42,000)	(22,000)	(62,000)	(40,000)

Total other expense	(42,000)	(19,000)	(61,000)	(33,000)

Loss before income taxes	(440,000)	(221,000)	(819,000)	(453,000)

Provision for income taxes	—	—	—	—

Net loss	$(440,000)	$(221,000)	$(819,000)	$(453,000)

Loss per common share:
Basic	$(0.01)	$(0.00)	$(0.03)	$(0.01)
Diluted	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Weighted average number of shares outstanding:
Basic	32,007,000	31,927,000	31,967,000	31,927,000
Diluted	32,007,000	31,927,000	31,967,000	31,927,000

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

	June 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$82,000	$339,000
Accounts receivable, net	586,000	1,035,000
Inventories	7,000	8,000
Prepaid expenses and other current assets	51,000	52,000
Total current assets	726,000	1,434,000

Property and equipment, net	132,000	165,000
Intangible assets, net	225,000	284,000
Goodwill	64,000	64,000
Other assets	29,000	29,000

	$1,176,000	$1,976,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$150,000	$438,000
Accrued expenses	233,000	602,000
Deferred revenue	421,000	328,000
Notes payable – related parties, net	163,000	163,000
Current portion of notes payable and capital lease obligations	734,000	543,000
Total current liabilities	1,701,000	2,074,000

Long-term liabilities:
Long-term portion of notes payable and capital lease obligations	38,000	38,000
Total long-term liabilities	38,000	38,000

Total liabilities	1,739,000	2,112,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares authorized, 32,853,294 and 31,952,432 shares issued, respectively	3,000	3,000
Additional paid-in capital	32,396,000	32,004,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,913,000)	(32,094,000)
Total stockholders’ deficit	(563,000)	(136,000)

	$1,176,000	$1,976,000